UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.              )*

Name of Issuer:  CLINICOR, INC.

Title of Class of Securities:  Common Stock and Convertible
Preferred Stock

CUSIP Number:  18726M106

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                       Norman S. Schleifer
                    c/o Oracle Partners, L.P.
                  712 Fifth Avenue, 45th Floor
                    New York, New York  10019

     (Date of Event which Requires Filing of this Statement)

                             1/22/97

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement X. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     18726M106

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Larry N. Feinberg    S.S. ####-##-####


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         AF


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


7.  Sole Voting Power



8.  Shared Voting Power

         2,450,366 (including Preferred Stock convertible to
         2,420,962 shares)


9.  Sole Dispositive Power




10. Shared Dispositive Power

         2,450,366 (including Preferred Stock convertible to
         2,420,962 shares)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         2,450,366 (including Preferred Stock convertible to
         2,420,962 shares)


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         37.66%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.

CUSIP No.     18726M106

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Oracle Investment Management, Inc.     #13-3709517


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         AF


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         Delaware


7.  Sole Voting Power



8.  Shared Voting Power

         854,732 (including Preferred Stock convertible to
         847,332 shares)


9.  Sole Dispositive Power




10. Shared Dispositive Power

         854,732 (including Preferred Stock convertible to
         847,332 shares)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         854,732 (including Preferred Stock convertible to
         847,332 shares)


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         17.32%


14. Type of Reporting Person*

         CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.

CUSIP No.     18726M106

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Oracle Partners, L.P.     #13-3714191


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         Delaware


7.  Sole Voting Power



8.  Shared Voting Power

         1,157,899 (including Preferred Stock convertible to
         1,147,998 shares)


9.  Sole Dispositive Power




10. Shared Dispositive Power

         1,157,889 (including Preferred Stock convertible to
         1,147,998 shares)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,157,889 (including Preferred Stock convertible to
         1,147,998 shares)


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         22.12%


14. Type of Reporting Person*

         PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.

Item 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock (the

"Common Stock") and convertible preferred stock (the "Preferred

Stock") of Clinicor, Inc. ("Clinicor").  Clinicor's principal executive office is located at 1717 West Sixth Street, Suite 400,

Austin, Texas 78703.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Mr. Larry N.

Feinberg, Oracle Investment Management, Inc., a Delaware

corporation ("OIM"), and Oracle Partners, L.P., a Delaware

limited partnership ("Oracle") (together the "Reporting

Persons").  Mr. Feinberg is the managing general partner of

Oracle and Oracle Institutional Partners, L.P. (together, the

"Partnerships"), both of which are investment limited

partnerships.  Mr. Feinberg is President and sole shareholder of

OIM which acts as investment manager to GSAM Oracle Fund, Inc.,

an offshore investment fund (the "Offshore Fund"), and various managed accounts.  The principal business of Mr. Feinberg and OIM is to act as investment manager.  The principal office of the

Reporting Persons is at 712 Fifth Avenue, 45th Floor, New York,

New York  10019.

         None of the Reporting Persons has during the last five

years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  None of the Reporting

Persons has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

activities subject to, federal or state securities laws or

finding any violations with respect to such laws.

         Mr. Feinberg is a citizen of the United States of

America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In the last sixty days, 131 shares of Preferred  Stock

convertible into 87,333 shares of Common Stock were received as a dividend.  The funds for the purchase of the Common Stock and the

Preferred Stock held in the Partnerships, over which Mr. Feinberg has investment discretion, came from capital contributions to the

Partnerships by their general and limited partners.  The funds for the purchase of Common Stock and the Preferred Stock held in the Offshore Fund and managed accounts, over which OIM and Mr.

Feinberg have investment discretion, came from the working

capital of the Offshore Fund and each managed account's own

funds, respectively.  No leverage was used to purchase the Common or Preferred Stock.

Item 4.  PURPOSE OF TRANSACTION

         The Common Stock and Preferred Stock beneficially owned

by the Reporting Persons were acquired for, and are being held for, investment purposes.  The Reporting Persons may acquire additional shares of Common Stock and Preferred Stock, dispose of all or some of those shares from time to time, in each case in open market transactions, block sales or purchases or otherwise,

or may continue to hold those shares.

         The Reporting Persons do not have any plan or proposal

which relates to, or would result in, any of the actions

enumerated in Item 4 of the instructions to Schedule 13D.

However, the Reporting Persons reserve the right to discuss

company business with management, make proposals to management and/or take other actions to influence the management of Clinicor should they deem such actions appropriate.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Mr. Feinberg is deemed to be the

beneficial owner of 29,700 Shares of Clinicor Common Stock and

Preferred Stock convertible into 2,420,962 additional shares.  Of that amount, OIM is deemed to beneficially own 854,732 shares of

Common Stock (including Preferred Stock convertible into 847,332 shares) and Oracle is deemed to beneficially own 1,157,899 shares of Common Stock (including Preferred Stock convertible into

1,147,998 shares).  Assuming the conversion of the Preferred

Stock, Mr. Feinberg would own 2,450,366 shares of Clinicor Common

Stock constituting 37.66% of the outstanding shares of Clinicor

Common Stock based upon 6,507,362 shares which would be

outstanding upon conversion of the Preferred Stock.  OIM would own 17.32% of the outstanding shares of Common Stock based upon

4,933,732 shares which would be outstanding upon conversion of the Preferred Stock beneficially owned by OIM. Oracle would own

22.12% of the outstanding shares of Common Stock based on

5,234,398 shares which would be outstanding upon conversion of the Preferred Stock beneficially owned by Oracle.  The above figures are based on the information received from Clinicor

stating that, as of February 13, 1997, there are 4,086,400 shares of Clinicor Common Stock outstanding.  Each Reporting Person has the power to vote, direct the vote, dispose of or direct the disposition of all the shares of Clinicor Common Stock that he or it is currently deemed to beneficially own.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         Except as set forth herein, none of the Reporting

Persons has any contract, arrangement, understanding or

relationship with any person with respect to the shares of

Clinicor Common Stock.  Clinicor and the Partnerships, Offshore

Fund and managed accounts over which Mr. Feinberg and OIM have investment discretion, entered into an agreement to purchase convertible Preferred Stock on July 15, 1996 (the "Agreement").

Under the terms of the Agreement, the Partnerships, Offshore Fund and managed accounts over which Mr. Feinberg and OIM have

investment discretion have purchased Preferred Stock convertible into 2,420,962 shares of Clinicor Common Stock.  Additionally,

Stuart T. Weisbrod, a special limited partner of Oracle, is a member of the Board of Directors of Clinicor. Mr. Weisbrod has

no investment discretion over Oracle.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Attached hereto as Exhibit A is a description of the

transactions in the shares of Clinicor Common Stock that were effected by Mr. Feinberg during the past 60 days.

         Signature

         The undersigned, after reasonable inquiry and to the

best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



February 21, 1997

                             /s/ Larry N. Feinberg
                             ________________________________
                                   Larry N. Feinberg


                             Oracle Partners, L.P.

                             By: /s/ Larry N. Feinberg
                             ________________________________
                                   Larry N. Feinberg
                                   General Partner


                             Oracle Investment Management, Inc.

                             By: /s/ Larry N. Feinberg
                             ________________________________
                                   Larry N. Feinberg
                                   President










00751001.AI8

                                                        EXHIBIT A


                     Daily Transactions -
                     common stock
                     ____________________

Trade Date    Number of Shares    Price Per Share      Value
_________     _______________     _______________      _____

1/23/97          87,333                    Dividend Received










































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00751001.AI8